May 31, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond A. Be, Attorney-Adviser

Re:	First Eagle Private Credit Fund Form 10 File Nos. 000-56535

Ladies and Gentleman:

On behalf of First Eagle Private Credit Fund (the “Fund”), a business development company (“BDC”), we are providing the following responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on May 5, 2023, relating to the above-referenced draft registration statement for common shares of beneficial interest of the Fund (the “Registration Statement”) filed with the Commission on April 3, 2023, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”).

Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the amended Registration Statement.

GENERAL

1.

Supplementally advise whether the Fund has entered into or intends to enter into a warehouse facility or similar arrangement pursuant to which the Fund would acquire existing investments in connection with the Fund’s commencement of operations.

Response: The Fund does not currently intend to use a warehouse facility.

REGISTRATION STATEMENT

Item 1: Business

The Fund (page 4)

2.	Supplementally advise if there are any credit facilities in place. Please discuss any expected debt in the next year.

Response: The Fund does not anticipate having a credit facility in place when it commences operations. The Fund has revised the disclosure in the amended Registration Statement to clarify that it is anticipated that the Fund will establish one or more credit facilities and/or subscription facilities within the first year of operations and intends to enter into other financing arrangements to facilitate investments and the timely payment of our expenses, as described later in the Registration Statement (see Leverage and Senior Securities).

The Private Offering (page 17)

3.	Briefly discuss the repercussions for an investor if in default.

Response: The Fund has revised the Registration Statement as shown below:

In the event that an investor fails to pay all or any portion of the purchase price due from such Investor on any Capital Drawdown Date (such amount, together with the full amount of such investor’s remaining Capital Commitment, a “Defaulted Commitment”) and such default remains uncured for a period of ten (10) business days, the Fund shall be permitted to declare such Investor to be in default (a “Defaulting Investor”) of its obligations under this Subscription Agreement and shall be permitted to pursue one or any combination of the following remedies: (a) prohibit the Defaulting Investor from purchasing additional Common Shares or otherwise participating in any future investments in the Fund; (b) automatically transfer fifty percent (50%) of the Common Shares then held by the Defaulting Investor on the books of the Fund to the other non-defaulting investors, pro rata in accordance with their respective Capital Commitments; and (c) pursue any other remedies against the Defaulting Investor available to the Fund, in each case, as provided in the Subscription Agreement and subject to applicable law.

Catch-Up Purchases (page 17)

4.

Please clarify how the Catch-up Purchases feature will operate. Additionally, please explain how this will be calculated to comply with Section 23 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund respectfully submits that the current disclosure seems sufficiently clear on how the Catch-up Purchase will work. The disclosure states that an investor making a Catch-up Purchase would have to purchase the number of Common Shares needed to result in such investor having contributed the same percentage of its Capital Commitment as all other Fund shareholders up until that point. As disclosed in the Registration Statement, the effect of the adjustments to ensure compliance with Section 23 of the 1940 Act is that an investor will pay a higher price per share, equal to NAV plus the pro rata portion of the Fund’s expenses previously paid by earlier investors. The Fund has revised the Registration Statement to clarify that sales of shares would be at NAV or higher as follows:

The aggregate purchase price of the Catch-up Purchase will be equal to an amount necessary to ensure that, upon payment of the aggregate purchase price, such investor will have contributed the same percentage of its Capital Commitment to the Fund as all investors whose subscriptions were accepted at previous Closings. Additionally, Catch-up Purchases will be made at a per-share price equal to the ~~most recently calculated~~ NAV as of the Catch-up Date ~~(~~adjusted to include ~~appropriately reflect revenues and expenses~~

~~accrued as of the Catch-up Date and~~ such investor’s pro rata portion of the Fund’s initial organizational expenses~~)~~ preceding the date of the Catch-up Purchase; provided that the purchase price is subject to adjustment ~~to the extent required by Section 23 of the 1940 Act (which generally prohibits us from selling our Common Shares at a price below the then-current NAV per Common Share as determined within 48 hours, excluding Sundays and holidays, of such sale, subject to certain exceptions), or~~ to the extent we determine necessary or desirable in order to facilitate compliance with ERISA or any other applicable legal, regulatory, tax, or similar regimes.

Management and Other Agreements (page 20)

5.

Please consider revising the diagram illustrating how the Incentive Fee on Pre-Incentive Fee Net Investment Income operates such that percentages of the value of net assets are shown on an annualized basis.

Response: The Fund has revised the Registration Statement to incorporate the requested revision.

Item 1A:	Risk Factors

Risk Factor Summary (page 44)

6.	Please briefly explain what risks are associated with deployment of capital.

Response: The Fund respectfully directs the Staff to “We face risks associated with the deployment of our capital” under “Risks Related to an Investment in the Common Shares”, which currently appears in the Registration Statement and discusses the risks associated with the deployment of capital.

Risks Related to Our Investments (page 54-55)

7.	We note that there are three risk factors that discuss securities ratings that are largely duplicative of one another. Please consider consolidating.

Response: The Fund has revised the Registration Statement accordingly.

Risks Related to the Advisers and Their Affiliates; Conflicts of Interest (page 64)

8.	We note that the risk factor “There may be conflicts of interest relating to affiliates,” is duplicative of the two risk factors above. Please consider consolidating.

Response: The Fund has revised the Registration Statement to consolidate the “The Advisers and their affiliates, senior management and employees have certain conflicts of interest” risk factor and the “There may be conflicts of interest related to obligations that the Advisers have with respect to the allocation of investment opportunities” risk factor. However, the Fund respectfully submits that the “There may be conflicts of interests relating to affiliates” risk factor is substantively different and the Fund has determined to maintain this risk factor as a stand-alone risk factor.

Risks Related to an Investment in the Common Shares (page 76)

9.	Please consider revising the heading of “Special considerations for certain benefit plan investors” to clarify the risk.

Response: The Fund has revised the heading of the risk factor as follows: “If the Fund’s assets are deemed “plan assets” for purposes of ERISA and Plan Asset Regulations the Fund could be subject to significant restrictions and additional risks”.

Item 7:	Certain Relationships and Related Transactions, and Trustee Independence

Potential Conflicts of Interest (page 98)

10.	Consider revising the fourth paragraph on page 98 to clarify that the Adviser has received a co-investment exemptive order.

Response: The Fund has revised the paragraph as follows:

The 1940 Act imposes significant limits on co-investment with affiliates of the Fund, and without an exemptive order the Fund generally would not be permitted to co-invest alongside its affiliates in privately negotiated transactions unless the transaction is otherwise permitted under existing regulatory guidance, such as transactions where price is the only negotiated term, and will not participate in transactions where other terms are negotiable. The SEC granted the Advisers the Co-Investment Order that will allow us to co-invest in portfolio companies with Affiliated Funds and Proprietary Accounts in a manner consistent with the Fund’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions See “Item 1. Business—Regulation as a Business Development Company.” In situations where co-investment with other entities sponsored or managed by the Adviser, FEAC or their affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, FEAC will need to decide whether the Fund or such other entity or entities will proceed with the investment. FEAC will make these determinations based on its policies and procedures, which will generally require that such opportunities be offered to eligible accounts on a basis that is fair and equitable over time. This reduces the amount of transactions in which the Fund can participate and makes it more difficult for the Fund to implement its investment objective.

Item. 11:	Description of Registrant’s Securities to be Registered

Description of our Common Shares – Share Repurchase Program (pages 107-108)

11.	Please explain supplementally how the first full paragraph on page 108 is consistent with Rules 13e-4(f)(8)(i) and 13e-4(f)(3), or revise as appropriate.

Response: The Fund respectfully submits that the disclosure in question is intended to notify shareholders that any repurchase request of all of their Common Shares will serve to opt the shareholder out of the Fund’s DRIP so that any distributions owed to the shareholder after the tender offer’s expiration date will be paid in cash instead of new Common Shares. The Fund believes that this practice does not implicate Rules 13e-4(f)(8)(i) and 13e-4(f)(3) as it has no impact on a tender offer, rather, participation in the tender offer could impact participation in the Fund’s DRIP.

12.

Please explain supplementally how the second full paragraph on page 108, which discusses priority for death or disability of a shareholder, is consistent with Rules 13e-4(f)(8)(i) and 13e-4(f)(3), or revise as appropriate.

Response: The Fund has revised the relevant language as follows:

In the event the amount of Common Shares tendered exceeds the repurchase offer amount, Common Shares will be repurchased on a pro rata basis with no priority for repurchase requests in the case of the death or disability of a shareholder other than pursuant to the exceptions in Rule 13e-4(f)(3)(i) and Rule 13e-4(f)(3)(ii) under the Exchange Act.

13.	In the fourth full paragraph on page 108, please disclose the material terms of the tender offer and how they will work.

Response: The Fund respectfully submits that all material information about the share repurchase program is currently disclosed. The Fund states that it intends on a quarterly basis to offer to repurchase 5% of its outstanding shares as of the close of the previous quarter, at a price equal to the NAV per share as of the last calendar day of the applicable quarter and subject to an Early Repurchase Deduction for shares tendered less than one year after purchase.

14.	In the fifth full paragraph on page 108, please delete the reference to use of a promissory note to satisfy payment of tender offer.

Response: The Fund acknowledges the Staff’s comment but respectfully declines to remove reference to the promissory note, because the Fund is not aware of a consistent approach with respect to business development company (“BDC”) share repurchase programs and a number of existing BDCs already conduct share repurchases using promissory notes. Nevertheless, the Fund undertakes to monitor developments in this area, and, to the extent the Staff adopts a formal position that is applied consistently across BDC share repurchase programs that is inconsistent with the Fund’s share repurchase program, the Fund will adopt appropriate changes to its share repurchase program at that time.

Description of our Common Shares – Delaware Law and Certain Declaration of Trust Provisions – Transfer and Resale Restrictions (page 110)

15.

Please revise the last sentence of the paragraph under this section to clarify whether all uncalled capital commitment obligations transfer to transferees. If uncalled commitments transfer, please supplementally address how that will work from a disclosure and operational perspective.

Response: The Fund has revised the relevant language as stated below. The Fund submits that any transferee will be required to enter into a subscription agreement and complete an investor questionnaire prior to the effectuation of any Transfer and will simultaneously, or prior to any Transfer, receive the then-current private offering memorandum.

Shareholders may not Transfer ~~or otherwise dispose of~~ any Common Shares unless (i) the Fund and, if required by our lending arrangements, our lenders give written consent and (ii) the Transfer is made in accordance with applicable securities laws. In addition, shareholders may not transfer their Capital Commitments unless the Fund provides prior written consent and such Transfer is made in accordance with applicable securities laws. No such Transfer will be effectuated except by registration ~~of the Transfer~~ on our books. Each transferee must agree to be bound by these restrictions and all other obligations as a shareholder of the Fund. A shareholder may separately transfer their Common Shares or Capital Commitment.

16.

Please revise the Fund’s organizational documents and the last paragraph under “Derivative Actions” in the Registration Statement to state that these requirements do not apply to claims asserted under federal securities laws.

Response: The submits that the Second Amended and Restated Declaration of Trust already states that these requirements “shall not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act.” The Fund has revised the Registration Statement to reflect the same fact.

* * *

Please call me (202-636-5879) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Christopher Healey

cc:	David Blass, Simpson Thacher & Bartlett LLP

Jasmin M. Ali, Simpson Thacher & Bartlett LLP

Jay Williamson, Securities and Exchange Commission

Tony Burak, Securities and Exchange Commission